NEWS RELEASE

Trading Symbol:    TSX-V: NUAG

OTCQX: NUPMF

NEW PACIFIC CONTINUES TO INTERSECT MULTIPLE BROAD INTERVALS OF

SILVER MINERALIZATION AT SILVER SAND PROJECT, BOLIVIA

Highlights include an intercept of 10.1m grading at 860g/t Ag within a broad zone of 143.4m grading at

110g/t Ag and an intercept of 23.4m grading at 1,035g/t Ag within a broad zone of 93m grading at 289g/t Ag

Vancouver, British Columbia – December 2, 2019 – New Pacific Metals Corp. (TSX-V: NUAG) (OTCQX: NUPMF) (“New Pacific” or the “Company”) is pleased to announce assay results from 75 drill holes from its resource definition drilling program at its wholly-owned Silver Sand Project, Department of Potosí, Bolivia.

In summary, drilling continues to intersect broad intervals of vein and fracture controlled, near surface, silver mineralization with results from this program ranging from approximately 50 to 200 metres (“m”) thick and returning average silver values from 33 to 289g/t. Within these broad intervals, narrower zones of higher grade silver occurs commonly from 2.5 to +10m wide with average values over those widths of up to 1,035g/t.

Highlights of significant drill intersections are summarized as follows (for a detailed list, please refer to Table-1

– Composited Drill Intersections of Mineralization below):

• DDH DSS422503, 143.44m @ 110g/t Ag from 65.86m to 209.3m incl. 10.17m @ 860g/t Ag from 173.3m to 183.47m;

• DDH DSS502503, 56.2m @ 121g/t Ag from 125.8m to 182.0m, incl. 13.87m @ 346g/t Ag from 125.8m to 139.67m;

• DDH DSS502505, 93.08m @ 289g/t Ag from 223.15m to 316.23m, incl. 23.41m @ 1,035g/t Ag from 261.44m to 284.85m;

• DDH DSS507507, 45.93m @ 149g/t Ag from 89.11m to 135.04m, incl. 10.5m @ 321g/t Ag from 111.2m to 121.7m;

• DDH DSS522510, 48.09m @ 176g/t Ag from 5.3m to 53.39m, and 2.57m @ 748g/t Ag from 213.5m to 216.07m;

• DDH DSS522512, 242.44m @ 87g/t Ag from 43.3m to 285.74m, incl. 8.25m @ 755g/t Ag from 86.9m to 95.15m;

• DDH DSS525017, 145.8m @ 137g/t Ag from 39.55m to 185.35m, incl. 8.82m @ 388g/t Ag from 39.55m to 48.37m, incl. 51.53m @ 268g/t Ag from 75.66m to 127.19m, and incl. 3.48m @ 442g/t Ag from 181.87m to 185.35m;

• DDH DSS527501, 173.99m @ 101g/t Ag from 35.11m to 209.1m, incl. 45.45m @ 277g/t Ag from 82.05m to 127.5m, and incl. 3.1m @ 334g/t Ag from 206.0m to 209.1m;

• DDH DSS542501, 88.5m @ 120g/t Ag from 41.55m to 130.05m, incl. 20.03m @ 351g/t Ag from 69.27m to 89.3m;

• DDH DSS545009, 77.3m @ 135g/t Ag from 41.3m to 118.6m, incl. 9.92m @ 627g/t Ag from 69.33m to 79.25m;

• DDH DSS545010, 54.67m @ 141g/t Ag from 80.2m to 134.87m, incl. 7.48m @ 488g/t Ag from 83.14m to 90.62m;

• DDH DSS547502, 43.66m @158g/t Ag from 62.04m to 105.7m;

• DDH DSS5610, 85.58m @ 98g/t Ag from 61.01m to 146.59m;

• DDH DSS562501, 57.91m @ 133g/t Ag from 53.29m to 111.2m,incl. 13.95m @ 292g/t Ag from 62.5m to 76.45m;

• DDH DSS562502, 54.87m @ 112g/t Ag from 35.0m to 89.87m;

• DDH DSS565005, 65.29m @ 157g/t Ag from 34.56m to 99.85m, and 2.63m @ 232g/t Ag from 145.6m to 148.23m;

• DDH DSS565006, 64.46m @ 250g/t Ag from 19.91m to 84.37m,incl. 20.7m @ 613g/t Ag from 40.0m to 60.7m;

• DDH DSS642503, 22.81m @ 151g/t Ag from 24.28m to 47.09m, and 115.97m @ 54g/t Ag from 87.53m to 203.5m; and

• DDH DSS645005, 208.07m @ 73g/t Ag from 27.1m to 235.17m,incl. 3.71m @ 513g/t Ag from 86.57m to 90.28m, and incl. 24.26m @ 270g/t Ag from 180.74m to 205m.

(Based on the current understanding of the relationship between drill hole direction and the mineralized structures it is estimated that true width of the mineralization will approximate 80% of the down hole interval length. Please refer to Table-1 – Composited Drill Intersections of Mineralization below for details.)

DETAIL

Following the acquisition of Silver Sand Project in 2017, the Company has completed several discovery and definition drill campaigns on the project. In addition to 195 holes for a total of 55,010m completed in 2018 exploration campaign, 162 drill holes for a total of 35,414m in the core area of Silver Sand have been completed to date since April 2019. The Company released the results from the initial 60 holes on June 6, August 6 and August 27, 2019. This news release publishes results from the next 75 drill holes (Table 1). Results from the remaining 27 holes are pending and will be released upon receipt of the assay information.

The aim of the 2019 resource definition program is to provide detailed geological information on the currently defined core of the Silver Sand project. The holes were designed to provide drill coverage using a 25 metre- centered drill pattern in order to confirm the continuity of the silver mineralization. The majority of the holes are oriented at azimuths of 60 degrees with dips of -45 degrees, that is, normal to the strike and dip of the previously defined mineralized structures.

Several resource expansion holes were collared outside of the previously defined mineralized zone and intersected significant mineralization. For example, hole DSS645005 was collared to the south of Silver Sand at Section 6450, and intersected a broad zone of mineralization returning 208.07m @ 73g/t Ag from 27.1m downhole within which higher grade intervals occur including 3.71m @ 513g/t Ag (from 86.57m to 90.28m), and 24.26m @ 270g/t Ag (from 180.74m to 205m), indicating mineralization is open to the west.

SNAKE HOLE PROSPECT

The Company has identified several high priority targets on the Silver Sand property package, of which, the Snake Hole Prospect has been drill tested and assays are pending.

FUTURE WORK

The Silver Sand Project development team is currently finishing the last remaining planned drill holes from the 2019 program with two drilling crews. Other activities remaining include geological logging and sampling of completed holes, data analysis and various QA/QC initiatives in preparation for the inaugural NI 43-101 resource estimate in Q1 2020.

Quality Assurance and Quality Control

HQ-size drill core samples from altered and mineralized intervals were split into halves by diamond saw, with an average sample length of between one to one and half metres at the Company’s core processing facility located in Betanzos, a small town located 20 kilometres from the project site. Half core samples are stored in a secure core storage facility in Betanzos for future reference, and the other half core samples are shipped in securely sealed bags to ALS Global in Oruro, Bolivia for preparation, and ALS Global in Lima, Peru for geochemical analysis. All samples are first analyzed by a multi-element ICP package (ALS code ME-MS41) with ore grade over limits for silver, lead and zinc further analyzed using ALS code OG46. Further silver over limits are analyzed by gravimetric analysis (ALS code of GRA21).

A standard quality assurance and quality control (“QAQC”) protocol was employed to monitor the quality of sample preparation and analysis. Standards of certified reference materials and blanks were inserted in normal core sample sequences prior to shipment to lab at a ratio of 20:1 (i.e., every 20 samples contain at least one standard sample and one blank sample). Duplicate samples of coarse rejects at a ratio of 20:1 will be sent to a second internationally accredited lab for check analysis. The assay results of QAQC samples of standards and blanks did not show any significant bias of analysis or contamination during sample preparation.

Technical information contained in this news release has been reviewed and approved by Alex Zhang, P. Geo., Vice President of Exploration, who is a Qualified Person for the purposes of NI 43-101.

About New Pacific

New Pacific is a Canadian exploration and development company which owns the Silver Sand Project in Potosí Department, Bolivia and the Tagish Lake gold project in Yukon, Canada.

For further information, contact:

New Pacific Metals Corp.
Gordon Neal
President
Phone: (604) 633-1368
Fax: (604) 669-9387
info@newpacificmetals.com
www.newpacificmetals.com

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this news release.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING INFORMATION

Certain of the statements and information in this news release constitute “forward-looking information” within the meaning of applicable Canadian provincial securities laws. Any statements or information that express or involve discussions with respect to predictions, expectations, beliefs, plans, projections, objectives, assumptions or future events or performance (often, but not always, using words or phrases such as “expects”, “is expected”, “anticipates”, “believes”, “plans”, “projects”, “estimates”, “assumes”, “intends”, “strategies”, “targets”, “goals”, “forecasts”, “objectives”, “budgets”, “schedules”, “potential” or variations thereof or stating that certain actions, events or results “may”, “could”, “would”, “might” or “will” be taken, occur or be achieved, or the negative of any of these terms and similar expressions) are not statements of historical fact and may be forward-looking statements or information.

Forward-looking statements or information are subject to a variety of known and unknown risks, uncertainties and other factors that could cause actual events or results to differ from those reflected in the forward-looking statements or information, including, without limitation, risks relating to: fluctuating equity prices, bond prices, commodity prices; calculation of resources, reserves and mineralization, foreign exchange risks, interest rate risk, foreign investment risk; loss of key personnel; conflicts of interest; dependence on management and others.

This list is not exhaustive of the factors that may affect any of the Company’s forward-looking statements or information. Forward-looking statements or information are statements about the future and are inherently uncertain, and actual achievements of the Company or other future events or conditions may differ materially from those reflected in the forward-looking statements or information due to a variety of risks, uncertainties and other factors, including, without limitation, those referred to in the Company’s Annual Information Form for the year ended June 30, 2018 under the heading “Risk Factors”. Although the Company has attempted to identify important factors that could cause actual results to differ materially, there may be other factors that cause results not to be as anticipated, estimated, described or intended. Accordingly, readers should not place undue reliance on forward- looking statements or information.

The Company’s forward-looking statements or information are based on the assumptions, beliefs, expectations and opinions of management as of the date of this news release, and other than as required by applicable securities laws, the Company does not assume any obligation to update forward-looking statements or information if circumstances or management’s assumptions, beliefs, expectations or opinions should change, or changes in any other events affecting such statements or information. For the reasons set forth above, investors should not place undue reliance on forward-looking statements or information.

CAUTIONARY NOTE TO US INVESTORS

This news release has been prepared in accordance with the requirements of NI 43-101 and the Canadian Institute of Mining, Metallurgy and Petroleum Definition Standards, which differ from the requirements of U.S. Securities laws. NI 43-101 is a rule developed by the Canadian Securities Administrators that establishes standards for all public disclosure an issuer makes of scientific and technical information concerning mineral projects.

Table 1 – Composited Drill Intersections of Mineralization

Hole_id	Section				Mineralized Intervals

			From (m)	To (m)	Length (m)	Ag_g/t	Pb_%	Zn_%	note

DSS362501	3625		127.19	130.66	3.47	107	0.01	0.00

DSS365001	3650		129.95	132.36	2.41	64	0.02	0.00

			193.70	196.10	2.40	41	0.04	0.00

DSS367501	3675		131.00	133.25	2.25	95	0.15	0.00

			138.98	140.00	1.02	69	0.08	0.00

			190.20	191.26	1.06	93	0.05	0.00

DSS3804	38		131.85	135.30	3.45	52	0.32	0.00

DSS382501	3825		61.23	66.23	5.00	155	0.00	0.00

			129.50	140.66	11.16	188	0.16	0.00

			164.96	166.28	1.32	292	0.02	0.00

DSS385002	3850		65.00	68.94	3.94	227	0.00	0.00

			123.18	153.83	30.65	122	0.10	0.00

		incl.	125.78	131.23	5.45	557	0.32	0.00

DSS387501	3875		115.00	140.55	25.55	44	0.08	0.00

			159.24	169.00	9.76	39	0.03	0.00

DSS422502	4225		112.55	115.20	2.65	183	0.05	0.00

			128.42	161.90	33.48	126	0.06	0.00

DSS422503	4225		65.86	209.30	143.44	110	0.04	0.03

		incl.	173.30	183.47	10.17	860	0.18	0.00

DSS422504	4225		89.30	92.02	2.72	124	0.02	0.00

			103.46	107.41	3.95	38	0.01	0.00

DSS427503	4275		49.86	62.74	12.88	33	0.03	0.08

			85.90	158.90	73.00	87	0.02	0.00

		incl.	96.25	114.93	18.68	201	0.02	0.00

			177.63	183.80	6.17	41	0.01	0.00

DSS427504	4275		18.70	21.00	2.30	130	0.02	0.02

			66.90	90.65	23.75	34	0.05	0.00

DSS427505	4275		101.65	102.95	1.30	96	0.02	0.04

			110.45	113.05	2.60	60	0.39	0.03

			126.14	131.33	5.19	34	0.06	0.00

			217.00	225.00	8.00	137	0.07	0.00

DSS4613			101.00	120.00	19.00	86	0.10	0.02

			223.55	250.78	27.23	50	0.01	0.02

DSS462501			88.04	97.15	9.11	101	0.16	0.12

			116.60	121.10	4.50	87	0.16	0.33

			142.36	162.68	20.32	136	0.03	0.10

			188.35	202.70	14.35	104	0.01	0.05

DSS462502			87.81	158.59	70.78	63	0.01	0.02

		incl.	87.81	119.70	31.89	103	0.01	0.05

DSS462503			113.30	154.89	41.59	38	0.02	0.02

DSS462504			77.00	83.58	6.58	147	0.05	0.02

			130.00	133.00	3.00	436	0.28	0.01

DSS462505			107.54	116.00	8.46	233	0.11	0.00

			164.70	168.80	4.10	54	0.10	0.00

DSS462506			74.93	100.42	25.49	125	0.03	0.01

DSS465009			73.55	81.55	8.00	42	0.06	0.00

			121.00	123.30	2.30	193	0.21	0.01

			144.95	152.35	7.40	59	0.05	0.00

DSS465010			78.20	81.90	3.70	417	0.17	0.02

			107.30	108.64	1.34	144	0.01	0.01

DSS465011			69.90	80.26	10.36	34	0.01	0.01

			93.15	101.00	7.85	33	0.01	0.01

			125.25	153.60	28.35	108	0.02	0.03

		incl.	150.05	153.60	3.55	647	0.15	0.01

DSS467501			74.00	109.34	35.34	70	0.06	0.00

		incl.	74.00	78.84	4.84	311	0.28	0.01

DSS5013			48.00	53.50	5.50	100	0.01	0.01

			72.70	99.76	27.06	51	0.14	0.00

			119.66	122.16	2.50	82	0.37	0.00

			154.44	155.50	1.06	253	0.08	0.02

			272.50	276.00	3.50	106	0.03	0.03

DSS502503	5025		85.30	90.02	4.72	60	0.15	0.13

			125.80	182.00	56.20	121	0.05	0.05

		incl.	125.80	139.67	13.87	346	0.08	0.00

DSS502504	5025		75.15	88.00	12.85	322	0.11	0.01

		incl.	75.15	79.73	4.58	848	0.29	0.02

DSS502505	5025		13.68	17.50	3.82	62	0.01	0.00

			111.88	114.57	2.69	86	0.12	0.20

			223.15	316.23	93.08	289	0.12	0.01

		incl.	261.44	284.85	23.41	1,035	0.34	0.01

DSS505014	5050		59.40	69.57	10.17	59	0.05	0.00

			85.50	92.83	7.33	182	0.02	0.01

			202.53	272.37	69.84	99	0.07	0.01

		incl.	202.53	233.00	30.47	203	0.10	0.01

DSS505015	5050		37.51	40.12	2.61	42	0.01	0.00

			72.97	77.70	4.73	77	0.95	0.05

			89.50	96.56	7.06	33	0.03	0.01

			179.50	186.15	6.65	33	0.02	0.01

DSS505018	5050		55.30	58.00	2.70	147	0.01	0.02

			71.95	74.41	2.46	108	0.01	0.02

DSS507504	5075		45.50	64.00	18.50	35	0.05	0.00

			123.23	288.74	165.51	45	0.04	0.02

DSS507505	5075		9.40	54.70	45.30	48	0.02	0.00

			71.10	74.95	3.85	117	0.03	0.00

			81.40	82.72	1.32	98	0.01	0.00

			152.25	181.25	29.00	52	0.07	0.11

			239.68	263.80	24.12	66	0.07	0.00

DSS507506	5075		59.00	100.30	41.30	38	0.23	0.00

			169.90	171.32	1.42	231	0.01	0.02

DSS507507	5075		89.11	135.04	45.93	149	0.11	0.68

		incl.	111.20	121.70	10.50	321	0.18	0.01

DSS507508	5075		50.50	66.62	16.12	246	0.05	0.00

		incl.	50.50	57.60	7.10	397	0.04	0.00

			111.00	165.25	54.25	73	0.04	0.03

		incl.	156.25	161.62	5.37	487	0.19	0.05

DSS5215	52		45.32	68.12	22.80	86	0.02	0.00

			185.37	219.22	33.85	46	0.07	0.02

			264.73	269.75	5.02	189	0.03	0.00

DSS522510	5225		5.30	53.39	48.09	176	0.02	0.00	11.04m mined out

			94.55	104.40	9.85	39	0.10	0.00

			213.50	216.07	2.57	748	0.35	0.00

DSS522512	5225		7.58	19.21	11.63	34	0.01	0.00

			43.30	285.74	242.44	87	0.08	0.02	1.37m mined out

		incl.	86.90	95.15	8.25	755	0.08	0.00

DSS525017	5250		39.55	185.35	145.80	137	0.03	0.03

		incl.	39.55	48.37	8.82	388	0.01	0.00

		incl.	75.66	127.19	51.53	268	0.04	0.00

		incl.	181.87	185.35	3.48	442	0.11	0.06

DSS525018	5250		19.60	27.05	7.45	33	0.14	0.80

			94.06	116.58	22.52	110	0.03	0.01

DSS525019	5250		90.45	93.04	2.59	155	0.01	0.00

			106.02	111.38	5.36	124	0.05	0.00

			131.90	208.00	76.10	62	0.02	0.02

DSS527501	5275		35.11	209.10	173.99	101	0.06	0.11

		incl.	82.05	127.50	45.45	277	0.12	0.01

		incl.	206.00	209.10	3.10	334	0.14	1.08

DSS527502	5275		21.33	145.29	123.96	47	0.02	0.00

		incl.	33.80	37.64	3.84	1,032	0.09	0.00

DSS527503	5275		83.65	101.70	18.05	91	0.12	0.03

			138.48	155.30	16.82	58	0.05	0.12

DSS5417	54		38.80	118.80	80.00	75	0.07	0.14

		incl.	101.64	117.64	16.00	217	0.08	0.02

			167.95	174.25	6.30	48	0.06	0.13

DSS5418	54		25.21	27.21	2.00	112	0.05	0.00

			36.54	37.90	1.36	119	0.08	0.03

			69.62	73.45	3.83	50	0.07	0.00

			107.24	140.00	32.76	70	0.05	0.02

			200.36	202.38	2.02	253	0.08	0.95

DSS5421	54		16.37	23.72	7.35	113	0.01	0.01

DSS542501	5425		41.55	130.05	88.50	120	0.08	0.12

		incl.	69.27	89.30	20.03	351	0.16	0.45

DSS542502	5425		71.85	74.17	2.32	105	0.03	0.00

			90.60	92.00	1.40	122	0.08	0.00

			105.76	112.74	6.98	112	0.04	0.00

			129.50	135.50	6.00	127	0.11	0.00

DSS545009	5450		41.30	118.60	77.30	135	0.08	0.06	1.05m mined out

		incl.	69.33	79.25	9.92	627	0.22	0.00

DSS545010	5450		38.10	40.41	2.31	197	0.12	0.01

			80.20	134.87	54.67	141	0.08	0.02

		incl.	83.14	90.62	7.48	488	0.27	0.01

DSS545011	5450		23.15	30.57	7.42	71	0.00	0.01

			39.47	49.88	10.41	112	0.10	0.27

			66.32	68.80	2.48	60	0.03	0.01

			88.75	93.00	4.25	123	0.08	0.05

DSS545013	5450		57.36	90.82	33.46	107	0.05	0.07

			106.04	119.30	13.26	87	0.07	0.00	2.12m mined out

			156.45	157.72	1.27	107	0.05	0.04

DSS545014	5450		94.70	103.90	9.20	77	0.06	0.71

			133.24	152.50	19.26	197	0.13	0.14

			179.15	182.90	3.75	37	0.07	0.00

DSS547501	5475		81.84	110.94	29.10	195	0.17	0.03

		incl.	101.25	104.50	3.25	1,330	0.99	0.05

DSS547502	5475		62.04	105.70	43.66	158	0.08	0.00

DSS547503	5475		27.80	70.55	42.75	63	0.08	0.10

DSS5610	56		39.52	42.00	2.48	192	0.00	0.00

			61.01	146.59	85.58	98	0.05	0.01

DSS5611	56		57.83	88.26	30.43	95	0.12	0.01

		incl.	78.22	84.55	6.33	324	0.26	0.01

DSS5612	56		25.56	56.13	30.57	45	0.03	0.02

DSS562501	5625		53.29	111.20	57.91	133	0.06	0.00

		incl.	62.50	76.45	13.95	292	0.09	0.00

DSS562502	5625		35.00	89.87	54.87	112	0.07	0.01

DSS562503	5625		14.60	24.38	9.78	33	0.02	0.01

			55.00	58.80	3.80	127	0.05	0.00

			82.69	89.53	6.84	103	0.05	0.00

DSS565005	5650		34.56	99.85	65.29	157	0.10	0.00

			145.60	148.23	2.63	232	0.03	0.00

DSS565006	5650		19.91	84.37	64.46	250	0.09	0.01

		incl.	40.00	60.70	20.70	613	0.16	0.01

DSS565007	5650		29.24	47.70	18.46	82	0.02	0.01

			83.45	87.53	4.08	75	0.05	0.00

DSS565008	5650		10.14	11.37	1.23	174	0.03	0.02

DSS565009	5650		1.00	6.11	5.11	116	0.05	0.01

			34.30	35.50	1.20	114	2.53	0.06

DSS627502	6275		100.97	187.15	86.18	45	0.05	0.11	4.78m mined out
DSS642503	6425		24.28	47.09	22.81	151	0.45	2.00

			87.53	203.50	115.97	54	0.09	0.08

DSS645005	6450		27.10	235.17	208.07	73	0.11	0.28

		incl.	86.57	90.28	3.71	513	0.33	0.46

		incl.	180.74	205.00	24.26	270	0.13	0.07

DSS647503	6475		63.60	124.60	61.00	42	0.06	0.25

			155.70	209.22	53.52	61	0.08	0.23

DSS667503	6675		32.50	97.83	65.33	34	0.01	0.01

DSS6803	68		19.12	35.85	16.73	52	0.00	0.00

			121.80	161.50	39.70	52	0.15	0.03

Notes:                   g/t = grams per metric tonne.

The table above is intended to show highlights of the drilling program only. The intercepts shown are a weighted average of the sample lengths and grades of all of the samples within that intercept and may include some samples with grades less than 30 g/t silver.

Intersections may contain samples less than 30 g/t silver between higher grade subintervals.

Intervals are drill core length in meters. True width of mineralization zones is estimated at about 80% of drill intervals based on current understanding of the relationship between drill direction and the mineralized structures.